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05006391

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petromin Resources Ltd

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2109 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT: 3/10/05

82-2109

ARLS
9-30-04

PETROMIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Petromin Resources Ltd.

We have audited the consolidated balance sheets of Petromin Resources Ltd. as at September 30, 2004 and 2003 and the consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations, and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

January 10, 2005

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

PETROMIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30

	2004	2003
ASSETS		
Current		
Cash	$ 23,567	$ 165,658
Receivables	123,430	198,179
	146,997	363,837
Equipment (Note 3)	8,474	12,032
Oil and gas properties (Note 4)	1,368,570	1,654,985
Deferred charges	-	16,997
	$ 1,524,041	$ 2,047,851
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 712,242	$ 563,891
Accounts payable and accrued liabilities – related parties	728,400	507,961
Loans payable (Note 5)	150,000	150,000
Convertible debentures (Note 6)	-	686,684
	1,590,642	1,908,536
Finder's fee payable	20,936	30,936
	1,611,578	1,939,472
Shareholders' equity (deficiency)		
Capital stock (Note 7)		
Authorized		
100,000,000 common shares without par value		
Issued		
30,278,368 common shares (2003 – 22,290,508 common shares)	11,012,921	10,205,101
Contributed surplus	355,884	-
Equity component of convertible debentures (Note 6)	-	99,323
Deficit	(11,456,342)	(10,196,045)
	(87,537)	108,379
	$ 1,524,041	$ 2,047,851

Nature and continuance of operations (Note 1)
Contingency (Note 13)
Subsequent events (Note 14)

On behalf of the Board:

 Director  Director

Lorne B. Anderson   Kenny Chan

The accompanying notes are an integral part of these consolidated financial statements.

PETROMIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED SEPTEMBER 30

	2004	2003
REVENUE	$ 388,104	$ 578,162
DIRECT COSTS	258,940	450,619
	129,164	127,543
EXPENSES		
Amortization of deferred charges	16,997	16,999
Consulting	200,054	151,543
Depletion and amortization	375,294	189,726
Interest on convertible debentures and loans payable	98,828	94,711
Listings and transfer agent fees	20,147	21,170
Management fees	78,000	78,000
Office, rent and telephone	111,406	154,526
Professional fees	96,520	47,784
Stock-based compensation	256,561	-
Travel and promotion	67,594	58,400
	1,321,401	812,859
Loss before other items	(1,192,237)	(685,316)
OTHER ITEMS		
Interest income and other	1,899	(275)
Foreign exchange loss	(687)	(321)
Provision for contingency (Note 13)	(69,272)	-
	(68,060)	(596)
Loss for the year	$ (1,260,297)	$ (685,912)
Basic and diluted loss per common share	$ (0.05)	$ (0.03)
Weighted average number of common shares outstanding	23,486,213	21,982,289

The accompanying notes are an integral part of these consolidated financial statements.

PETROMIN RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

	Number of Common Shares	Common Shares Issued and Fully Paid	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Total
Balance at September 30, 2002	21,540,508	$ 10,092,601	$ 99,323	$ -	$ (9,510,133)	$ 681,791
Issuance of shares for cash						
Private placement	750,000	112,500	-	-	-	112,500
Loss for the year	-	-	-	-	(685,912)	(685,912)
Balance at September 30, 2003	22,290,508	10,205,101	99,323	-	(10,196,045)	108,379
Issuance of shares for debt	180,680	27,102	-	-	-	27,102
Issuance of shares for convertible debentures and interest	7,807,180	780,718	(99,323)	99,323	-	780,718
Fair value of stock options	-	-	-	256,561	-	256,561
Loss for the year	-	-	-	-	(1,260,297)	(1,260,297)
Balance at September 30, 2004	30,278,368	$ 11,012,921	$ -	$ 355,884	$ (11,456,342)	$ (87,537)

The accompanying notes are an integral part of these consolidated financial statements.

PETROMIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,260,297)	$ (685,912)
Items not affecting cash:		
Depletion and amortization	375,294	189,726
Accrued interest on convertible debentures	94,034	37,694
Amortization of deferred charges	16,997	16,999
Stock-based compensation	256,561	-
Change in non-cash working capital items:		
(Increase) decrease in receivables	74,749	(64,471)
Increase in accounts payable and accrued liabilities	175,453	123,738
Increase (decrease) in accounts payable and accrued liabilities – related parties	220,439	(50,543)
Net cash used in operating activities	(46,770)	(432,769)
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas properties - deferred exploration and development costs, net of recoveries	(85,321)	(19,238)
Acquisition of equipment	-	(1,011)
Net proceeds on disposal of oil and gas property	-	276,667
Finder's fee payable	(10,000)	(25,000)
Net cash provided by (used in) investing activities	(95,321)	231,418
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds on issuance of capital stock	-	112,500
Payments on loans payable	(150,000)	(185,000)
Proceeds from loans payable	150,000	150,000
Net cash provided by financing activities	-	77,500
Change in cash during the year	(142,091)	(123,851)
Cash, beginning of year	165,658	289,509
Cash, end of year	$ 23,567	$ 165,658

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquisition and development of oil and gas properties.

The Company is in the process of exploring and developing its oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financings, or generate profitable operations in the future.

	2004	2003
Working capital (deficiency)	$ (1,443,645)	$ (1,544,699)
Deficit	(11,456,342)	(10,196,045)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, International King Jack Hydrocarbons Inc. and Far East Oil & Gas Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized in cost centres on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, cost of production and gathering equipment and administrative charges directly related to acquisition, exploration and development activities. Proceeds from the disposal of oil and natural gas properties are applied against capitalized costs. Gains or losses are not recognized on disposals unless crediting the proceeds against capitalized costs would materially alter the rate of depletion.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

Exploration costs renounced due to flow-through share subscription agreements remain capitalized. However, for income tax purposes, the Company has no right to these expenses nor the related depletion allowance. The amounts shown for oil and gas properties represent costs to date and are not intended to reflect present or future values.

Depletion

The capitalized costs together with estimated future capital costs associated with the development of proven reserves are depleted and amortized using the unit-of-production method based on proven oil and natural gas reserves, before royalties, determined by Company and independent engineers. For purposes of the depletion and amortization calculations, oil and natural gas reserves are converted to a common unit of measure based upon their relative energy content.

Ceiling test

In applying the full cost method, the Company performs a ceiling test which restricts capitalized costs less accumulated depletion and amortization from exceeding the estimated undiscounted value of future net revenues from proved oil and natural gas reserves less estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes. In calculating the ceiling test, the year end prices of oil and natural gas are used and all costs are assumed to be constant.

The Company periodically reviews the cost associated with undeveloped properties to determine whether the costs will be recoverable. If the results of the review indicate an impairment has occurred, the cost of the property or the amount of the impairment is added to the full cost pool.

Future removal and site restoration

Estimated future removal and site restoration costs are provided for using the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of the site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Revenue recognition

Revenue from the sale of oil and gas products are recognized upon the passage of title and when ultimate collection is reasonably assured.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies, are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is being provided for annually using the declining balance method of amortization at the following rates:

Computer equipment	30%
Office equipment	20%

Deferred charges

Debt issuance costs relating to convertible debentures are deferred and amortized by the straight-line method to the maturity date. Upon conversion of convertible debentures, the pro-rata portion of the unamortized debt issuance costs is allocated to shareholders' equity.

Stock-based compensation

Effective October 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommended the fair value-based methodology for measuring stock-based compensation costs. The new section also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognized compensation cost for awards to employees only when the market price exceeded the exercise price at date of grant, but required pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares was credited to capital stock. There was no effect on the financial statements for the fiscal year ended September 30, 2003.

Effective for the year ended September 30, 2004, the Company adopted, on a prospective basis, the fair value-based methodology of accounting for all awards of stock options and direct awards of stock.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. EQUIPMENT

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 34,715	$ 26,657	$ 8,058	$ 34,715	$ 23,204	$ 11,511
Office equipment	2,305	1,889	416	2,305	1,784	521
	$ 37,020	$ 28,546	$ 8,474	$ 37,020	$ 24,988	$ 12,032

4. OIL AND GAS PROPERTIES

	2004			2003		
	Canada	U.S.A.	Total	Canada	U.S.A.	Total
Balance, beginning of year	$ 1,654,984	$ 1	$ 1,654,985	$ 2,097,075	$ 1	$ 2,097,076
Proceeds from dispositions	-	-	-	(276,667)	-	(276,667)
Deferred exploration and development costs	285,321	-	285,321	19,238	-	19,238
Recoveries	(200,000)	-	(200,000)	-	-	-
Depletion during the year	(371,736)	-	(371,736)	(184,662)	-	(184,662)
Balance, end of year	$ 1,368,569	$ 1	$ 1,368,570	$ 1,654,984	$ 1	$ 1,654,985

4. OIL AND GAS PROPERTIES (cont'd...)

CANADA

Frog Lake Prospect, Alberta

The Company earned a 100% interest in petroleum and natural gas rights located in Frog Lake First Nation of Central Alberta by making cash payments totalling $408,000 and incurring exploration costs of $100,000.

During the year ended September 30, 2001, the Company assigned a 40% interest in its Frog Lake Prospect to Frog Lake Energy Resource Corp. ("FLERC"), a private company wholly-owned by the Frog Lake First Nation. The Company financed FLERC's cost of acquisition which was repaid from oil and gas produced or obtained pursuant to the said 40% interest in any rights and/or leases earned.

During the current year, the Company entered into a farmout agreement with 1079206 Alberta Ltd. ("Alberta"), whereby Alberta will earn 25% of the Company's interest in the farmout lands by paying the Company's share of drilling costs and completion costs of certain test wells. The Company recovered $200,000 during the current year and Alberta earned its 25% interest.

The property is subject to crown royalties, as well as to a 3% gross overriding royalty payable.

Redwater North Prospect, Alberta

The Company acquired a 100% working interest in a petroleum and natural gas lease located in the Redwater area of Alberta by paying acquisition costs of $41,969. The Company has farmed out its interest and the farmee has agreed to drill a number of wells to earn a working interest of 50% subject to overriding royalties payable to the Company.

Redwater Prospect, Alberta

The Company previously acquired certain interests in various petroleum and natural gas leases located in the Redwater area of Alberta which have been written down to a nominal amount.

On July 3, 2003, the Company sold its right, title and interest in and to the oil and gas property for gross proceeds of $225,000 which was credited against the capitalized costs of the oil and gas properties.

Calmar Prospect, Alberta

The Company entered into a farm-out agreement in which the Company retains 20% of wellhead revenues on the earning well plus a 15% royalty on 80% of wellhead revenue until payout, converting to a 52% working interest after payout. The Company also retains a 52% working interest in a 480 acre offsetting crown lease.

Ukalta Prospect, Alberta

The Company held a 15% interest in the exploration and development of an oil and natural gas property located near Edmonton, Alberta. During the year ended September 30, 2001, management determined that the future viability of the property was not economical. Consequently, the related deferred costs were included in the costs subject to depletion expense for the year.

4. OIL AND GAS PROPERTIES (cont'd...)

CANADA (cont'd...)

Ukalta Prospect, Alberta (cont'd...)

Following a geological and engineering review of the potential assets and liabilities of this property, the Company chose to seek a buyer for their interest in Ukalta. Accordingly, on January 22, 2003, the Company accepted an offer of $25,000 for the Company's 15% working interest, which was credited against the capitalized costs of the oil and gas properties. The purchaser will assume all future liability and costs for abandonment and reclamation of all five drilled locations.

Morningside Prospect, Alberta

The Company retains a 7.5% overriding royalty interest in the well before payout convertible to a 25% working interest after payout in the gas well. The Company also retains a 100% working interest in all zones to the base of the Belly River zone in the adjacent section.

Gilby Prospect, Alberta

The Company acquired a 66.67% interest in a full section spacing unit. During fiscal 2003, the Company sold a 50% interest for gross proceeds of $26,667, which was credited against the capitalized costs of the oil and gas properties. During the year ended September 30, 2004, the Company farmed out its interest in the property retaining a 16 2/3% working interest and a gross overriding royalty of 15%.

Poundmaker Prospect, Saskatchewan

The Company entered into an option agreement with the Poundmaker Cree Nation located in western Saskatchewan whereby the Company has the option to acquire oil and gas rights after conducting testing and evaluation programs over the lands. During the year ended September 30, 2003, the Company determined that the capitalized costs are unlikely to be recoverable. The result of this review indicated an impairment, and accordingly, the costs of the property were included in the costs subject to depletion expense for the year.

5. LOANS PAYABLE

	2004	2003
Loans payable bearing interest at 10% per annum repayable by October 10, 2004 (repaid subsequent to year end)	$ 150,000	$ 150,000

6. CONVERTIBLE DEBENTURES

	2004	2003
Redeemable, convertible, unsecured subordinated debentures (2003 - $735,700) bearing interest at 7.75% per annum, payable in semi-annual instalments on April 30 and October 31 of each year, and maturing on September 30, 2004.	$ -	$ 686,684

During the year ended September 30, 2004, the Company issued 7,807,180 units on the conversion of the debentures with a principal amount of $735,700 and accrued interest of $45,018. Each unit consisted of one common share and one warrant exercisable at $0.15 per common share to September 1, 2005.

The debt component of the convertible debentures was calculated as the present value of the debt and required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Over the term of the debt obligation, the debt component was accreted to the face value of the note to the recording of additional interest expense.

7. CAPITAL STOCK

On January 19, 2004, the Company issued 180,680 common shares valued at $27,102 in settlement of debts.

On August 11, 2004, the Company issued 7,807,180 units at a value of $780,718 upon conversion of convertible debentures. Each unit consisted of one common share and one share purchase warrant. Each whole share purchase warrant enables the holder to purchase one common share of the Company for $0.15 until September 1, 2005.

Stock options

The Company has a rolling stock option plan in place under which it is authorized to grant options up to 10% of the issued and outstanding common stock of the Company to executive officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years. The plan must be approved each year at the annual general meeting of the shareholders.

7. CAPITAL STOCK (cont'd...)

Stock options (cont'd...)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, September 30, 2002	1,494,000	$	0.36
Options granted	-		-
Options cancelled/expired	(440,000)		0.39
Options exercised	-		-
Balance, September 30, 2003	1,054,000		0.35
Options granted	2,309,000		0.15
Options cancelled/expired	(336,000)		0.37
Options exercised	-		-
Balance, September 30, 2004	3,027,000	$	0.20
Number of options currently exercisable	3,027,000	$	0.20

The following incentive stock options and warrants were outstanding and exercisable at September 30, 2004:

	Number of Shares		Exercise Price	Expiry Date
Options	222,000	$	0.50	October 12, 2004 (expired)
	25,000		0.40	July 10, 2005
	271,000		0.31	March 12, 2006
	200,000		0.20	November 12, 2006
	2,309,000		0.15	September 30, 2009
Warrants	7,807,180	$	0.15	September 1, 2005

Stock-based compensation

The Company granted 2,309,000 (2003 – Nil) stock options during the current year. Stock-based compensation expense using the Black-Scholes option pricing model was $256,561 which was also recorded as contributed surplus on the balance sheet. The weighted average fair value of the options granted was $0.11.

7. CAPITAL STOCK (cont'd...)

Stock-based compensation (cont'd..)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended September 30, 2004:

Risk-free interest rate	3.93%
Expected life of options	5 years
Annualized volatility	160%
Dividend rate	0.00%

8. RELATED PARTY TRANSACTIONS

These financial statements include transactions with related parties as follows:

a) Paid or accrued $78,000 (2003 - $78,000) in management fees to a director.

b) Paid or accrued $115,500 (2003 - $108,000) in consulting fees to directors and a company controlled by a director.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003
Loss before income taxes	$ (1,260,297)	$ (685,912)
Income tax recovery at statutory rates	$ 448,666	$ 257,903
Non-deductible expenses	(236,348)	(150,609)
Unrecognized benefit of non-capital loss carry-forwards	(212,318)	(107,294)
Income tax recovery	$ -	$ -

9. INCOME TAXES (cont'd...)

	2004	2003
Future income tax assets:		
Non-capital loss carryforwards	$ 1,293,026	$ 1,143,979
Equipment	2,911	4,030
Cumulative exploration and development expenses	2,448,802	2,409,424
	3,744,739	3,557,433
Valuation allowance	(3,744,739)	(3,557,433)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $3,500,000. These losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have been offset by a valuation allowance and have not been recognized in these financial statements.

10. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance. The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes. As of September 30, 2004, all of the Company's assets and operations are located in Canada and in the United States, in the oil and gas industry.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003
Cash paid during the year for interest	$ 53,042	$ 83,639
Cash paid during the year for income taxes	$ -	$ -

The significant non-cash transactions for the year ended September 30, 2004 include:

a) The Company settled debts of $27,102 through the issuance of 180,680 common shares.

b) The Company issued 7,807,180 units in the amount of $780,718 upon the conversion of convertible debentures and accrued interest.

11. *SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS* (cont'd...)

There were no significant non-cash transactions during the year ended September 30, 2003.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loans payable, finder's fee payable and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

13. CONTINGENCY

During the year ended September 30, 2004, the Company received notice of non-payment from the operator of the Chamberlain Prospect property, which was previously sold during fiscal 2001. The notice is for non-payment of the Company's share of capital and operating expenses while the Company had ownership of the property for approximately $187,000. Management is of the opinion that it does owe money to the operator but in an amount less than the $187,000 indicated. The amount is therefore currently in dispute, and accordingly the Company has recorded its estimate of the amounts owing based on information available to it as of September 30, 2004. Included in accounts payable and accrued liabilities is approximately $74,000 that relates to this claim, which is management's estimate as of September 30, 2004. In the event that resolution of the dispute results in a change to the amount owed, any gain or loss will be recognized in the period that the final determination of the amount is made. However, any potential change is currently not determinable.

14. SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2004:

a) The Company arranged a private placement of 4,750,000 units at an agreed price of $0.35 per unit for total proceeds of $1,662,500. Each unit consists of one flow-through common share at $0.20 per share and one non flow-through common share at $0.15 per share.

b) The Company issued 3,034,734 common shares upon the exercise of warrants for total proceeds of $455,210.

c) The Company issued 2,010,000 common shares upon the exercise of stock options for total proceeds of $304,000.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PETROMIN RESOURCES LTD.		04	09	30	05	01	31

ISSUER ADDRESS				
130 – 10691 SHELLBRIDGE WAY				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6X 2W8	604-244-7005	604-244-7009
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
LORNE B. ANDERSON		CHIEF FINANCIAL OFFICER		604-244-7009
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
info@petromin-resources.com		www.petromin-resources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	LORNE ANDERSON	05	02	14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	KENNY W. CHAN	05	02	14

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended September 30, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred development costs:

Drilling	$ -
Engineering	-
Project management	285,321
	$ 285,321

   b) General and administrative expenses:

   See the consolidated statement of operations in the attached audited consolidated financial statements.

2. Related party transactions:

   See Note 8 in the attached audited consolidated financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

      i) Capital stock:

      See the consolidated statement of changes in shareholders' equity in the attached audited consolidated financial statements.

      ii) Convertible debentures:

      See Note 6 in the attached audited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

4. As at the end of the reporting period:

a) Authorized share capital: 100,000,000 common shares without par value

b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, September 30, 2004	30,278,368	$ 11,012,921

c) Options, warrants and convertible securities outstanding:

i) Stock options and warrants:

See Note 7 in the attached audited consolidated financial statements.

ii) Convertible debentures:

See Note 6 in the attached audited consolidated financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and Chief Executive Officer:	Kenny W. Chan
Director and President	A. Ross Gorrell
Director and Chief Financial Officer:	Lorne B. Anderson, C.A.
Director:	Jimmy K.K. Lau
Director	Adelin Chan
Corporate Secretary:	James Chan

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Petromin Resources Ltd. ("Petromin" or "the Company") is in the business of natural resource exploration and development. It has several properties in the province of Alberta from which it has been receiving revenue from oil production, including the Frog Lake and Redwater properties. The Company also has an interest in a mineral property on the island of Sumatra, Indonesia. Petromin intends to continue development primarily in the oil and gas area.

Oil and Gas Properties

Frog Lake Property

During the current year, the Company entered into a farmout agreement with 1079206 Alberta Ltd. ("Alberta"), whereby Alberta will earn 25% of the Company's interest in the farmout lands by paying the Company's share of drilling costs and completion costs of certain test wells. The Company recovered $200,000 during the current year and Alberta earned its 25% interest. A second test well was completed on the Frog Lake property and placed into production during the month of August 2004.

Redwater North Property

The second earning well on the Company's 320 acre block of land was completed as a multi-zone oil and gas discovery with flow rates in excess of 100 barrels of oil equivalent per day. The well was drilled at no cost to Petromin who will retain an overriding royalty interest before payout convertible to a 50% working interest after payout in the initial spacing unit.

Morningside Property

A potential multi-zone oil and gas discovery was completed on a section of land in which the Company retains a gross overriding royalty before payout convertible to a 10% working interest after payout in all gas zones, and a 20% working interest after payout in all oil zones. The well is currently being tested for oil flow rates and results are expected soon. Two additional well locations have been selected, one of which is on the 100% Company owned land. The Company has a 25% working interest in a shut in Belly River gas well on the lands which were not included in the farmout. In addition, the Company retains a 100% working interest in the rights to the Basal Belly River in an adjacent section of Crown land.

Gilby Property

A multi-zone gas discovery was completed on a section of land in which the Company retains an overriding royalty before payout convertible to a 16 2/3% working interest after payout. The well, based on a 3-D seismic program was drilled at no cost to the Company. The well which encountered potential gas and oil in the Glauconitic and lower Manville sands is anticipated to be tied into facilities in the last quarter of 2004. The well flowed rates in excess of 800,000 cubic feet per day of gas.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Mineral Properties

The company had acquired a 70% interest in two gold mining properties located in the province of Bengkulu in South Sumatra, Indonesia. As at September 30, 2004, the future viability of these mineral properties was not economical and consequently, all acquisition and deferred costs associated with these mineral properties have been written-off to operations. No accruals for any future costs relating to environmental requirements or the abandonment have been made as at September 30, 2004 as the Company is not aware of any environmental requirements or liabilities related to these mineral properties.

During the year, the Company reduced the finder's fee payable by $10,000 for the acquisition of the property, and is required to pay an additional finder's fee of 5% on the total of future acquisition costs and deferred exploration and development costs. Exploration and development costs in excess of $10,000,000 will not be subject to a finder's fee.

Operating And Financial Results

Earnings, and Cash Flow

In the twelve months ended September 30, 2004 the Company had gross revenues of $388,104, operating income of $129,164 and a net loss of $1,192,237 (including depletion and amortization of $375,294) before other items. By comparison, in the twelve months ended September 30, 2003 the Company had gross revenues of $578,162, operating income of $127,543 and a net loss of $685,316 (including depletion and amortization of $189,726) before other items.

Financing Activities

The Company repaid loans payable in the amount of $150,000 and received proceeds from loans payable of $150,000.

Use of Funds

In the twelve months ended September 30, 2004, the Company expended $85,321 in exploration and development costs (compared to $19,238 in the prior period) and $946,107 in general and administrative expenses (excluding depletion and amortization) compared to $623,133 a year earlier.

Investor Relations Activities

Petromin maintains a web-site on the Internet (www.petromin-resources.com) and a toll-free number for the benefit of shareholders and investors. Mail outs and meetings with shareholders and potential investors regarding Petromin's activities were conducted during the period.

PETROMIN RESOURCES LTD.
Suite 130 – 10691 Shellbridge Way
Richmond, B.C. V6X 2W8
Telephone No.: (604) 244-7009 - Fax No.: (604) 244-7005

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting (the "Meeting") of Petromin Resources Ltd. (the "Company") will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on Friday, March 11, 2005 at 9:00 a.m. (local time) for the following purposes:

1. to receive the report of the directors, the audited financial statements for the financial year ended September 30, 2004, and the accompanying report of the auditors;
2. to fix the number of directors of the Company at 5;
3. to elect directors for the ensuing year;
4. to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration;
5. to approve a special resolution to alter the Company's Articles to provide for an authorized share structure consisting of an unlimited number of Common shares;
6. to approve the continuation of the share option plan as permitted by the policies of the TSX Venture Exchange;
7. to consider any amendment to or variation of a matter identified in this notice; and
8. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the report of the auditor, consolidated financial statements for the year ended September 30, 2004, and related management discussion and analysis accompany this notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, February 14, 2005.

BY ORDER OF THE BOARD



Lorne B. Anderson
Chief Financial Officer

PETROMIN RESOURCES LTD.
Suite 130 – 10691 Shellbridge Way
Richmond, B.C. V6X 2W8
Telephone No.: (604) 244-7009
Fax No.: (604) 244-7005

INFORMATION CIRCULAR

as at February 1, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of Petromin Resources Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on March 11, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are the President of the Company and the Chief Executive Officer of the Company. **A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the persons named in the accompanying form of proxy will vote the Shares represented by the proxy for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed February 9, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As at February 1, 2005 there were 44,823,102 Shares without par value issued and outstanding, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company.

The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, and related management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except the special resolution to approve an increase in the capital of the Company. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at 4. The board proposes that the number of directors be increased to 5 directors. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 5 directors.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 1, 2005.

Nominee Position with the Company and Province or State and Country of Residence	**Occupation, Business or Employment[(1)]**	**Period as a Director of the Company**	**Shares Beneficially Owned or Controlled[(2)]**
Arthur Ross Gorrell President, Co-Chairman and Director British Columbia, Canada	Self-employed Dentist; President and Co-Chairman of the Company.	Since April 3, 1990.	1,243,193[(3)]
Kenny Chan Chief Executive Officer, Co-Chairman and Director British Columbia, Canada	Businessman; President, Indo Pacific Resources Inc.; Chief Executive Officer of the Company.	Since October 12, 1999.	786,627[(4)]
Lorne B. Anderson Chief Financial Officer and Director British Columbia, Canada	Retired; Chief Financial Officer of the Company.	Since March 21, 1997	275,000
Jimmy K.K. Lau Director Ontario, Canada	Businessman; President of Adam's Garden.	Since July 2, 1996.	Nil[(5)]
Adelin Chan Director British Columbia, Canada	Independent Insurance and Investment Consultant.	Since November 21, 2004	Nil

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves.

(3) Dr. Gorrell also holds 135,500 options (at an exercise price of $0.31 expiring on March 12, 2006), 75,000 options (at an exercise price of $0.20 expiring on November 12, 2006), 24,500 options (at an exercise price of $0.15 expiring on September 30, 2009) and 339,580 warrants (at an exercise price of $0.15 expiring on September 1, 2005) to purchase Shares.

(4) Mr. Chan also holds 135,500 options (at an exercise price of $0.31 expiring on March 12, 2006), 75,000 options (at an exercise price of $0.20 expiring on November 12, 2006) and 24,500 options (at an exercise price of $0.15 expiring on September 30, 2009) to purchase Shares.

(5) Mr. Lau holds 100,000 options (at an exercise price of $0.15 expiring on September 30 2009) to purchase Shares.

As at the date hereof, the members of the audit committee are Adelin Chan, Arthur Ross Gorrell and Jimmy K.K. Lau. The members of the Compensation Committee are Lorne B. Anderson, Kenny Chan and Ross Gorrell. The members of the Corporate Governance Committee are Lorne B. Anderson and Jimmy K.K. Lau.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, Suite 1270 – 609 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company on March 27, 1998.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Kenny Chan, Chief Executive Officer, and Lorne B. Anderson, Chief Financial Officer, are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Kenny Chan Chief Executive Officer	2004 2003 2002	78,000 78,000 78,000	Nil Nil Nil	Nil Nil Nil	924,500[1] Nil 75,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lorne B. Anderson Chief Financial Officer	2004 2003 2002	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	100,000[1] Nil 25,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) These options were granted on September 30, 2004 at an exercise price of $0.15 per Share and expire on September 30, 2009.

(2) These options were granted on November 12, 2001 at an exercise price of $0.20 per Share and expire on November 12, 2006.

Long-Term Incentive Plan Awards

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended September 30, 2004 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Kenny Chan	924,500	40	$0.15	$0.12	September 30, 2009
Lorne B. Anderson	100,000	4	$0.15	$0.12	September 30, 2009

No share options were exercised by the Named Executive Officers during the financial year ended September 30, 2004. The value of the unexercised in-the-money options at the financial year September 30, 2004 was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plans or arrangements, with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under the Share Option Plan in their capacity as a director during the financial year ended September 30, 2004:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
A. Ross Gorrell	924,500	$0.15	$0.12	September 30, 2009
Kenny Chan	924,500	$0.15	$0.12	September 30, 2009
Jimmy K.K. Lau	100,000	$0.15	$0.12	September 30, 2009
Lorne B. Anderson	100,000	$0.15	$0.12	September 30, 2009

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on March 13, 2003 and amended on March 19, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares at any time. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Share option plan	3,027,000	$0.20	837

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2004, or has any interest in any material transaction in the current year other than as set out below:

(a) On January 31, 2005 the Company completed a non-brokered private placement for 4,750,000 units (the "Unit") for total proceeds of $1,662,500. Each Unit consists of one flow-through common share and one non-flow through share for purchase price of $0.35 per Unit. The proceeds of the private placement will be used for working capital and the continuing exploration and development of the Company's existing producing properties. James Chan, the Corporate Secretary of the Company, purchased 180,000 Units, Arthur Ross Gorrell, a director and President of the Company purchased 35,000 Units and Lorne B. Anderson, a director of the Company, purchased 25,000 Units.

(b) An aggregate of $78,000 ($78,000 in 2003) was paid or is accrued to Arthur Ross Gorrell, the President of the Company, for management fees.

(c) An aggregate of $78,000 ($78,000 in 2003) was paid or is accrued to Jan Hayley Investment Corp., a company controlled by Kenny W. Chan, Chief Executive Officer of the Company, for consulting fees.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Alteration of Articles

On March 29, 2004 the *Company Act* (British Columbia) ("BCCA") was replaced by the BCA. All companies currently incorporated under the BCCA must complete a transition application by March 29, 2006.

On January 27, 2005, the directors of the Company authorized the Company to file a transition application with the Registrar of Companies to comply with the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized share structure. Management of the Company wishes to take advantage of this provision as it will encourage further equity investment in the Company.

The alteration of the authorized share structure requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter the authorized share structure of the Company:

"Resolved, as a special resolution, that:

(1) the maximum number of Common shares that the Company is authorized to issue be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares;

(2) the Notice of Articles of the Company be altered accordingly;

(3) the directors of the Company be authorized to revoke this special resolution before it is acted on without further approval of the shareholders."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the implementation by the board of directors and the filing of a Notice of Alteration with the Registrar of Companies.

B. Share Option Plan

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time is reserved for the issuance of stock options pursuant to the Company's incentive share option plan approved by the shareholders on March 31, 2003 and amended and restated on March 19, 2004 (the "Plan"). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange (the "TSXV"). The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a share option plan if the listed company intends to grant any options.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the Company's Share Option Plan dated for reference March 31, 2003 and amended on March 19, 2004, be ratified and approved."

A shareholder may also obtain a copy of the Plan by contacting the Secretary of the Company. A copy of the Plan will also be available at the Meeting.

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited financial statements for the years ended September 30, 2004 and September 30, 2003, and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most recent interim financial statements and related management discussion and analysis, and additional copies of this proxy circular may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at Suite 130 – 10691 Shellbridge Way, Richmond, British Columbia, V6X 2W8 - telephone number: (604) 244-7009 or fax number (604) 244-7005.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, February 14, 2005.

BY ORDER OF THE BOARD OF DIRECTORS



Lorne B. Anderson
Chief Financial Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PETROMIN RESOURCES LTD.

(the "Company")

TO BE HELD AT THE OFFICES OF LANG MICHENER AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, MARCH 11, 2005, AT 9:00 AM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Arthur Ross Gorrell, President and a Director of the Company, or failing him, Kenny Chan, Chief Executive Officer and a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	______	______
2.	To determine the number of Directors at 5.	______	______
3.	To approve a special resolution to alter the authorized capital of the Company.	______	______
4.	To approve the continuation of the share option plan of the Company.	______	______
		For	**Withhold**
5.	To elect Arthur Ross Gorrell as a Director	______	______
6.	To elect Jimmy K.K. Lau as a Director	______	______
7.	To elect Lorne B. Anderson as a Director	______	______
8.	To elect Kenny Chan as a Director	______	______
9.	To elect Adelin Chan as a Director	______	______
10.	To appoint Davidson & Company, Chartered Accountants, as auditor for the Company	______	______

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

PETROMIN RESOURCES LTD.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 716946108

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for Petromin Resources Ltd. (the "Company"), please complete this form and return it to:

PACIFIC CORPORATE TRUST COMPANY
10th Floor, 625 Howe Street
Vancouver, British Columbia V6C 3B8

☐ Please send me ONLY the audited financial statements and the annual MD&A for fiscal 2005.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements for 2005.

☐ Please send me BOTH the audited financial statements for fiscal 2005 and quarterly interim financial statements for 2005 and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:_______________, 2005.

____
Signature

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.